

December 16, 2022

William J. Buese
Chief Financial Officer
Gulfport Energy Corporation
713 Market Drive
Oklahoma City, Oklahoma 73114

      Re: Gulfport Energy Corporation
           Form 10-K for Fiscal Year Ended December 31, 2021
           Form 8-K filed November 1, 2022
           File No. 001-19514

Dear William J. Buese:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

Definitions, page ii

1.   We note disclosure of reserves and production throughout your filing in terms of gas equivalent amounts. However, you do not appear to have clarified the basis for converting liquid hydrocarbons to gas equivalent amounts. Please expand your definitions as necessary to comply with Instruction 3 to paragraph (a)(2) of Item 1202 of Regulation S-K.

Business
Oil, Natural Gas and NGL Reserves
Reserves Estimation, page 8

2.   It appears that you disclose material additions to your proved reserves for the year ended December 31, 2021. Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves

estimates. Refer to Item 1202(a)(6) of Regulation S-K.

Production, Prices and Production Costs, page 12

3.   Please revise the information presented on pages 12 and 13 as Non-GAAP Combined as this characterization does not appear to be appropriate.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

4.   It appears that you have presented 2021 results and other information as the mathematical addition of the predecessor (January 1, 2021 to May 17, 2021) and successor periods (May 18, 2021 to December 31, 2021). We also note that you recognize this combined presentation does not comply with GAAP and has not been prepared as pro forma results under applicable regulations.

This type of presentation does not appear to be appropriate for periods when fresh start accounting was applied and the characterization of this information as non-GAAP does not appear to be consistent with Item 10(e) of Regulation S-K. Please tell us why this presentation is appropriate or remove it and revise the narrative discussion of your operating results.

Business and Industry Outlook, page 41

5.   You state that you have experienced and expect to continue to experience inflationary pressures during 2022 and that you will continue to monitor and manage inflationary pressures caused by increased activities in the field as well as supply chain pressures. Revise to more clearly discuss whether supply chain disruptions materially affect your outlook or business goals and how these challenges have impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. In addition, identify actions planned or taken, if any, to mitigate inflationary pressures and clarify the resulting impact to the company, as applicable.

Notes to Consolidated Financial Statements
20. Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)
Oil and Natural Gas Reserves, page 106

6.   Please expand the tabular presentation of proved developed and proved undeveloped reserves, by individual product type, to additionally provide the net quantities at the beginning of the initial year shown in the reconciliation, i.e. January 1, 2019. Refer to FASB ASC 932-235-50-4.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas
Reserves, page 108

7.   Please expand the discussion accompanying the presentation of the standardized measure
       to clarify, if true, that all estimated future costs to settle your asset retirement obligations
       have been included in your calculation of the standardized measure for each period
       presented. Refer to FASB ASC 932-235-50-36.

       If the estimated future costs to settle your asset retirement obligations (including the costs
       related to your proved undeveloped reserves) have not been included, please explain to us
       your rationale for excluding these costs from your calculation of the standardized
       measure, or revise your disclosure to include these costs.

Form 8-K filed November 1, 2022

Exhibit 99.2
Non-GAAP Reconciliations, page 14

8.   Please provide us with an explanation for presenting Non-GAAP Combined measures for
       the predecessor and successor periods identified in your Form 8-K.

9.   Expand your disclosure regarding forward-looking non-GAAP measures where you are
       relying on the exception per Item 10(e)(1)(i)(B) of Regulation S-K to clearly disclose
       your reliance on the exception and to identify the information that is unavailable and its
       probable significance in a location of equal or greater prominence. See Question
       102.10(b) of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial
       Measures.

10.   We note that a number of your non-GAAP measures include an adjustment for Non-
       recurring general and administrative expenses. Please revise to more clearly explain the
       nature of the amounts underlying these adjustments.

11.   Please revise the adjustments to your non-GAAP measures titled "Other, net" to provide a
       qualitative and quantitative description of each of the components of these adjustments.

12.   We note you present Basic and Diluted EPS on Adjusted Net Income. Please reconcile
       these measures to GAAP Net Income (Loss) Per Share. Refer to Item 10(e)(1)(i)(B) of
       Regulation S-K and Question 102.05 of the Compliance & Disclosure Interpretations on
       Non-GAAP Financial Measures.

13.   It appears that the non-GAAP measure Free Cash Flow should be renamed as you do not
       calculate it in the typical manner. For additional information, see Question 102.07 of the
       Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

14.   Revise your reconciliation from Net Cash Provided by Operating Activities to Adjusted
       EBITDA to clarify the nature of the adjustment for Changes in operating assets and
       liabilities, net.

15.   Please clarify how the non-GAAP measure Recurring General and Administrative Expenses provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Jennifer O'Brien, Staff Accountant, at 202-551-3721 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact John Hodgin, Petroleum Engineer, at 202-551-3699 if you have questions regarding the engineering comments.

   Sincerely,

   Division of Corporation Finance
   Office of Energy & Transportation